Exhibit 99.1
- FOR IMMEDIATE RELEASE -
ELRON ANNOUNCES SPECIAL MEETING OF

SHAREHOLDERS ON APRIL 22, 2009
Tel Aviv, March 18, 2009 — Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that it will hold a Special General Meeting of Shareholders at 10:00 am, Israel time, on April 22, 2009, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.
At the shareholders meeting, the shareholders will be asked to approve the execution by the Company of the Services Agreement between the Company and Discount Investment Corporation Ltd., its principal shareholder.
Shareholders of record at the close of business on March 23, 2009 shall be entitled to notice of, and to vote at, the shareholders meeting.
On March 24, 2009, the Company expects to file with the U.S Securities and Exchange Commission and the Israel Securities Authority proxy materials in connection with its Special General Meeting of Shareholders, at which time the detailed notice and proxy statement will be made available at no charge on the U.S. Security and Exchange Commission’s website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il. On or about March 26, 2009 the Company expects to mail a detailed notice and proxy statement to its shareholders of record.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)